August 22, 2016

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated August 22, 2016, of Precious Investments, Inc. and are in agreement with the statements pertaining to our firm contained in paragraphs 1, 2, 3 and 5. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

MNP LLP